Exhibit 99.1

ASML REFINES GUIDANCE FOR SECOND HALF 2002 RESULTS AND DISCLOSES FURTHER MEASURES TO CUT COSTS


VELDHOVEN, The Netherlands, December 18, 2002 - ASML Holding NV (ASML) today reiterated its previously disclosed expectation that it will ship approximately 100 lithography systems during second half 2002. Despite market share gains in 2002, ASML has continued to suffer from the extended semiconductor industry downturn. Consequently, the company plans to implement further measures to contain costs, which will result in its recording provisions and other charges totaling approximately EUR 125 million in second half 2002. After giving effect to these measures, ASML is targeting to be cash flow neutral in second half 2002.

The further cost-saving measures to be taken by the company are in response to the semiconductor industry entering year three of the worst downturn in its history. The measures include a reduction in work force, divestment of Thermal operations and termination of Track operations.

The company's Track and Thermal segment accounted for approximately six percent of total net sales during the first half of 2002 but also for over 60 percent of the company's operating losses in that period.

"The global market for semiconductor capital equipment has slumped by more than 70 percent in the last two years," said Doug Dunn, president and CEO, ASML. "Consequently, we are doing all the things that good companies do in extreme downturns. We have been cutting costs, managing down our working capital and gaining market share. Our regrettable but real requirement is to continuously calibrate our work force to global market conditions."


Lithography Segment

In its global lithography segment, which accounted for approximately 94 percent of total net sales in first half 2002, ASML plans to lower the break-even point by adjusting labor capacity and increasing operating flexibility. ASML intends to reduce its lithography-related work force by approximately 700 positions worldwide, which includes approximately 350 positions in the Netherlands. The company is notifying employees, works councils and labor unions in accordance with local labor law and employment practices and will commence consultation as required.

Total costs worldwide for lithography-related employee termination are estimated not to exceed an amount of EUR 10 million, which will be largely recorded in 2003. Due to the prolonged downturn and the effects on anticipated sales, ASML also has taken provisions that will not exceed EUR 80 million in second half 2002 for slow-moving lithography inventory.


Track and Thermal Segment

ASML's Track operations, based in San Jose, California, will be discontinued as of December 2002, with a related charge (including employee termination costs) of EUR 45 million comprising EUR 12 million in cash and EUR 33 million of non-cash charges. ASML is taking steps, however, to continue the servicing of customers in the discontinued Track operations. "We have concluded that integrating our track systems with our lithography platform would take too long and would require too much investment," said Doug Dunn. "We still believe in the integration of track and lithography. Moving forward, we will look for possible partners to accomplish this goal." As of December 2002, the company employs approximately 300 people in the discontinued Track operations.

ASML also is actively pursuing the divestiture of its Thermal operations, based in Scotts Valley, California. "We have decided that divestment will unlock Thermal's inherent value. ASML's focus is imaging solutions. Thermal will be better outside ASML," said Doug Dunn. "We want to create the conditions to secure Thermal's future success." As of December 2002, the company employs approximately 450 people in Thermal operations.


Work Force

The intended size of the company's total work force will be approximately 5,200 positions by July 2003, a reduction of approximately 1,450 positions or approximately 22 percent, compared with approximately 6,650 employees as of December 2002. Approximately 750 of these positions reflect the anticipated combined effect of the discontinuance of the company's Track operations and the divestiture of Thermal.

"ASML is making difficult but crucial decisions. However, with our range of new products and new customers, ASML is well positioned to expand rapidly when the market recovers," concluded Doug Dunn. "Offering customers the right technologies at the right time creates value for them and helps secure the future success of ASML."


About ASML

ASML is one of the world's leading providers of advanced technology systems for the semiconductor industry, mainly for manufacturing complex integrated circuits. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. In the first half of 2002, the company reported net sales of EUR 823 million. ASML is present in 50 locations throughout the world. For more information, visit: www.asml.com.

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

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Media Contacts
Tom McGuire - Corporate Communications - +31.40.268.5758 - Veldhoven,
The Netherlands
Beth Kitchener - Corporate Communications - +31.40.268.2602 - Veldhoven, The Netherlands

Investor Relations Contacts
Doug Marsh - U.S. Institutional Investor Relations +1.480.383.4006 - Tempe, Arizona, USA
Craig DeYoung - Investor Relations +31.40.268.3938 - Veldhoven, The Netherlands